Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement File No. 333-189157
June 18, 2014

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada.  A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered.  Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Treasury Offering of Common Shares

Issuer:	Enbridge Inc. (the “Company”).

Issue:	7,860,000 common shares (the “Common Shares”) of the Company before giving effect to the Over-Allotment Option.

Gross Proceeds:	C$400,074,000 (before giving effect to the Over-Allotment Option).

Price per Common Share:	C$50.90 per Common Share.

Over-Allotment Option:

The Company has granted the Underwriters an option, exercisable at the Price per Common Share at any time until 30 days following the closing of the Offering, to purchase up to an additional 1,179,000 Common Shares to cover over-allotments, if any.

Use of Proceeds:	Proceeds will be used to fund growth capital expenditures and for general corporate purposes.

Issue Type:

Bought underwritten public primary offering, eligible for sale in all provinces of Canada and the United States pursuant to a prospectus supplement to the short form base shelf prospectus dated June 6, 2013. The issue will be registered under the Securities Act of 1933 and offered in the United States pursuant to the Multijurisdictional Disclosure System.

Listing:	The Common Shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ENB”.

Eligibility:	Eligible under the usual Canadian statutes as well as for RRSPs, RESPs, RRIFs, TFSAs, RDSPs and DPSPs.

Bookrunners:	RBC Capital Markets and Credit Suisse Securities (Canada), Inc.

Underwriting Fee:	4% of gross proceeds payable upon closing of the offering.

Closing Date:	On or about June 24, 2014.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. The Issuer has also filed the prospectus relating to the offering with each of the Provincial securities regulatory authorities in Canada. You may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR at www.sedar.com. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it in the U.S. from RBC Capital Markets, toll-free 877-822-4089 or Credit Suisse, toll-free at 800-221-1037, or in Canada from RBC Capital Markets, Attention: Distribution Centre, 277 Front St. W., 5th Floor Toronto, Ontario M5V 2X4 (fax: 416-313-6066) (no toll free number).